[redacted]

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

SEC [barcode] ISSION

10028422

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Macro Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Main Street, Suite 300
(No. and Street)

Madison	New Jersey	07940
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Masucci — (973) 889-1973 ext. 101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, P.C.
(Name – *if individual, state last, first, middle name*)

One Spring Street	New Brunswick	New Jersey	08901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/10

OATH OR AFFIRMATION

I, Samuel Masucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Macro Financial, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

BRIAN J. FRUEHLING
ATTORNEY AT LAW
P.O. BOX 476
MADISON, NEW JERSEY 07940
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

One Spring Street
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Board of Managers,
Macro Financial, LLC:

We have audited the statement of financial condition of Macro Financial, LLC as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Macro Financial, LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statement, the Company's single member Parent has experienced net losses, has negative cash flows from operating activities, and may have to raise capital to sustain operations which raises substantial doubt about the Company's ability to continue as a going concern. This financial statement does not include any adjustments that might result from the outcome of this uncertainty.

WithumSmith+Brown, PC

February 19, 2010

Macro Financial, LLC
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 25,456
Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 11,374
Member's equity	
Member's capital	14,082
Total member's equity	14,082
	$ 25,456

The Notes to Financial Statement are an integral part of this statement.

1. Nature of Operations

Macro Financial, LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in October 2003 and received approval and registered with the SEC as a broker-dealer in June 2004. The Company is a full service broker-dealer per the management agreement with FINRA. The Company is a single member LLC.

The financial statements of the Company have been presented on the basis that it is a going concern, which assumes continuity of operations and realization of assets, and satisfaction of liabilities in the ordinary course of business. The Company is dependent upon its single member, MacroMarkets, LLC (the "Parent"), with respect to the terms of its expense sharing agreement. The Parent has experienced net losses, has negative cash flows from operating activities, and may have to raise capital to sustain operations. There is no assurance that the Parent will be successful, or that it will achieve a level of revenue sufficient to provide cash inflows to sustain its operations. The Parent will continue to require the infusion of capital until its operations become profitable. As a result of the above, the accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue as marketing agent for publicly held Trusts initially issued by affiliates. During the year ended December 31, 2009, marketing agent fees, including investor education and advertising fees received from the Trusts, amounted to $92,310.

Cash Equivalents

The Company considers all highly liquid investments with remaining maturities of 90 days or less to be cash equivalents. Cash equivalents consist of money market accounts as of December 31, 2009.

Marketable Securities

Marketable securities are stated at market value, with any unrealized gains and losses included in the statement of income. The Company sold its marketable securities during the year. Realized gains or losses on securities sold are based on the specific identification method and are included in the statement of income.

Concentration of Credit Risk

The Company maintains cash balances with one financial institution and at times, the balance may be in excess of amounts insured by the Federal Deposit Insurance Corporation. Management monitors the soundness of this institution to minimize the Company's risk.

Income Taxes

The Company is not subject to federal or state income taxes. All taxable income (loss) and tax credits are reported on the tax returns of MacroMarkets, LLC ("MM").

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits at December 31, 2009.

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Net Capital for Broker-Dealers Rule (Rule 15c3-1). On February 13, 2009, FINRA granted the application of the Company to reduce its business upon the execution of an amendment to its FINRA Membership Agreement. As a result of this action, the Company is required to maintain a minimum net capital of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi). Rule 15c3-1 requires that the aggregate indebtedness, as defined, shall not exceed fifteen times net capital. At December 31, 2009, the Company had net capital as defined of $13,862 which exceeded the required net capital by $8,682. At December 31, 2009, the Company's aggregate indebtedness to net capital ratio was 0.831 to 1.

4. Regulation

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the Financial Industry Regulatory Authority, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

5. Related Party Transactions

The Company is owned by MacroMarkets, LLC ("MM"), with which the Company has entered into a management agreement dated March 12, 2004, as amended on October 1, 2009. Per the agreement, MM will assume and pay all expenses related to the day-to-day operations of the Company until annualized revenues of $150,000 after that date are achieved. During 2009, the Company earned marketing agent fees of $92,310, which was approximately 99 percent of total revenue. The Company paid dividends to MM of $256,860 as of December 31, 2009. In addition, MM contributed $33,000 to the Company as of December 31, 2009.

6. Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 19, 2010, the date for which the financial statements were available to be released. Based upon this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

One Spring Street
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Managers,
Macro Financial, LLC:

In planning and performing our audit of the financial statements of Macro Financial, LLC, as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Macro Financial, LLC, to achieve all the divisions of duties and crosschecks generally included in an internal control system and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Wilhelm Smith + Brown, PC

February 19, 2010

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

Public Report

MACRO FINANCIAL, LLC

Statement of Financial Condition

December 31, 2009

With Independent Auditors' Report

and

Independent Auditors' Report on Internal Control Required by Sec Rule 17-a-5 for a Broker-Dealer Claiming an Exemption From Rule 15c3-3